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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Consulting Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4650 SW Macadam, Suite 100
(No. and Street)

Portland	Oregon	97239
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda Carper 503-972-1500 Ext 461
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – *if individual, state last, first, middle name*)

805 SW Broadway, Suite 1200	Portland	Oregon	97205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/05

OATH OR AFFIRMATION

I, Robert L. Keys, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Consulting Group, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

OFFICIAL SEAL
BRENDA A. CARPER
NOTARY PUBLIC - OREGON
COMMISSION NO. 378367
MY COMMISSION EXPIRES APRIL 21, 2008

Robert L Keys
Signature

President
Title

Brenda A. Carper
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS


MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Private Consulting Group, Inc.

We have audited the accompanying statement of financial condition of Private Consulting Group, Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Consulting Group, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Portland, Oregon
February 11, 2005

PRIVATE CONSULTING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
Cash and cash equivalents	$ 515,177
Receivables:	
Accounts receivable – commissions and fees	559,196
Notes receivable – related parties	668,220
Income taxes receivable	91,673
Furniture, equipment, and leasehold improvements, net of depreciation and amortization	430,628
Deferred tax assets	9,322
Investments, not readily marketable, at estimated fair value	106,068
TOTAL ASSETS	$ 2,380,284
LIABILITIES	
Accounts payable	$ 43,141
Commissions payable	439,653
Accrued expenses	103,730
Total liabilities	586,524
COMMITMENTS AND CONTINGENCIES (Note 10)	
STOCKHOLDER'S EQUITY	
Preferred stock, no par value, 100,000 shares authorized; no shares issued and outstanding	-
Common stock, no par value, 400,000 shares authorized; 1,000 shares issued and outstanding	2,248,180
Accumulated deficit	(454,420)
Total stockholder's equity	1,793,760
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,380,284

See accompanying notes.

PRIVATE CONSULTING GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock		Accumulated	Total Stockholder's
	Shares	Amount	Deficit	Equity
BALANCE, December 31, 2003	1,000	$2,248,180	$ (541,546)	$ 1,706,634
Net income	-	-	87,126	87,126
BALANCE, December 31, 2004	1,000	$2,248,180	$ (454,420)	$ 1,793,760

See accompanying notes.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Private Consulting Group, Inc. (the Company) is an Oregon corporation and a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended. The Company, which formed in May 1998, is a wholly-owned subsidiary of PCG Holding Company, LLC (the Parent Company) and is headquartered in Portland, Oregon.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

Basis of accounting – Proprietary securities transactions and commission revenue and expenses from customers' securities transactions are recorded on a trade-date basis.

Use of estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates used in the financial statements include the fair market value of trading securities and investments, the allowance for doubtful accounts, depreciation, and the valuation allowance for deferred tax assets.

Cash and cash equivalents – For purposes of reporting cash flows, cash and cash equivalents include cash on hand, brokerage accounts, and money market accounts.

Accounts receivable – Commissions and related clearing fees are recorded on a trade-date basis as securities transactions occur. Commissions receivable and notes receivable are charged off against an allowance for doubtful accounts when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, review of specific problem accounts, existing economic conditions in the industry, and financial stability of the Company's customers. No allowance for doubtful accounts is considered necessary at December 31, 2004.

Investments not readily marketable – Investments held by the Company are not readily marketable and are recorded at cost which approximates fair market values based on sale prices of recent private placements in the same company's common stock. No quoted market price exists for these investments and it is possible that the estimated value may differ significantly from the amount that might ultimately be realized in the near-term. The difference could be material.

NOTE 4 – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements at December 31, 2004, consist of the following:

Leasehold improvements	$ 270,912
Computer equipment and software	139,261
Furniture and office equipment	124,576
Automobile	51,000
Total furniture, equipment, and leasehold improvements	585,749
Less accumulated depreciation and amortization	(155,121)
Furniture, equipment, and leasehold improvements, net of depreciation and amortization	$ 430,628

NOTE 5 – LINE OF CREDIT

The Company has a $100,000 unsecured operating line of credit available at a local bank, which expires April 1, 2005. The bank charges interest on outstanding borrowings at the prime interest rate plus 1.0%. At December 31, 2004, the applicable interest rate was 6.25% and there was no balance outstanding.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. At December 31, 2004, the Company had net capital of $457,889, which was $418,785 in excess of its required net capital of $39,104. The Company's net capital ratio was 128.0 to 1.0 as of December 31, 2004.

NOTE 8 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individual investors. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers, in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile trading markets which may impair a customer's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreements between the Company and its clearing broker-dealer provide that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company monitors its risk on these transactions on both an individual and group basis. The Company believes that the settlement of these transactions and any losses, which might result therefrom, will not have a material effect on the Company's financial position.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash held at a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation of $100,000. At December 31, 2004, the Company had cash balances of approximately $263,000 at one financial institution which were in excess of insured limits.

NOTE 9 – EMPLOYEE BENEFITS

A 401(k) employee saving plan is available for employees who have completed three months of service and have attained the age of 21. Employees may contribute up to 100% of their compensation, subject to annual limits imposed by the Internal Revenue Service. Employee contributions are 100% vested at all times. Company contributions, which vest over a seven-year period, are determined by the plan administrator. Company contributions to the plan for the year ended December 31, 2004, were $29,597.

NOTE 11 – RELATED-PARTY TRANSACTIONS

The Company carries an investment of 8.3% in Frontier Asset Management, LLC (Frontier) in the amount of $31,068 on its statement of financial condition at December 31, 2004. The investment is recorded at its net realizable value, which is less than cost. Frontier, a registered investment advisor, was paid by the Company approximately $205,067 in fees during the year ended December 31, 2004.

Commissions of $829,608 for the year ended December 31, 2004, were paid to Robert L. Keys, an owner of Keys Family Partners, Ltd., which owns 69.23% of the Parent Company. Additionally, the Company paid a bonus of $50,000 to Robert L. Keys during 2004 in the form of management fees.

At times during the year, the Company will pay and be reimbursed for expenses of The Keys' Family Office, an affiliated company owned by Robert L. Keys. At December 31, 2004, no amounts were owing between the Company and The Keys' Family Office.

Other than the related-party notes receivable described in Note 3, no significant amounts were owing to or receivable from related parties at December 31, 2004.



SUPPLEMENTAL INFORMATION

PRIVATE CONSULTING GROUP, INC.

SCHEDULE II – SCHEDULE FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (EXEMPT)

DECEMBER 31, 2004

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and is therefore exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission. Thus, no computation for determination of reserve requirements under Rule 15c3-3 at December 31, 2004, is presented on this schedule.

PRIVATE CONSULTING GROUP, INC.
SCHEDULE IV – SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS (EXEMPT)
DECEMBER 31, 2004

The Company does not carry securities accounts for customers or perform custodian functions relating to customer securities, and is therefore exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission. Thus, no schedule of segregation requirements and funds in segregation for customers' regulated commodity futures and options accounts at December 31, 2004, is presented on this schedule.


MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors
Private Consulting Group, Inc.

In planning and performing our audit of the financial statements of Private Consulting Group, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal controls, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a5 – (continued)

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
February 11, 2005